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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-9
                              (Amendment No. 1)

                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934

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                      ALLIED Life Financial Corporation
                      ---------------------------------
                          (Name of Subject Company)

                      ALLIED Life Financial Corporation
                    ------------------------------------
                    (Name of Person(s) Filing Statement)

                         Common Stock, No Par Value
                       (Title of Class of Securities)

                                 019 246 107
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                    (CUSIP Number of Class of Securities)

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                             WENDELL P. CROSSER
                        Vice President and Treasurer
                      ALLIED Life Financial Corporation
                              701 Fifth Avenue
                         Des Moines, Iowa 50391-2003
                               (515) 280-4211
                ---------------------------------------------
                (Name, address and telephone number of person
               authorized to receive notice and communications
                     on behalf of the person(s) filing)

                               With copies to:

GEORGE T. OLESON, ESQ.                       RICHARD G. CLEMENS, ESQ.
Vice President and Corporate Counsel         Sidley & Austin
ALLIED Life Financial Corporation            One First National Plaza
701 Fifth Avenue                             Chicago, Illinois 60603
Des Moines, Iowa 50391-2003                  (312) 853-7000
(515) 280-4211


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     This amendment ("Amendment No. 1") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 as from time to time amended (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on June 2, 1998 by ALLIED Life Financial Corporation, an Iowa corporation (the "Company"), with respect to the tender offer by Nationwide Life Acquisition Corporation, an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio mutual insurance Company, disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 10, 1998 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase all of the outstanding shares (the "Shares") of the common stock, no par value, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 1998. Capitalized terms used herein without separate definition are used with the meanings specified in this Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

The section of Item 8 of the Schedule 14D-9 entitled "Pending Litigation" is amended by adding the following paragraph at the end thereof:

     On July 16, 1998, a hearing was held before the Iowa District Court in and for Polk County, Iowa, with respect to the motion of Mary M. Rieff for temporary and permanent injunctive relief. On July 17, 1998, the Iowa District Court in and for Polk County, Iowa, ordered that the plaintiff's motion for temporary and permanent injunctive relief be denied. A copy of the Company's press release announcing the Court's decision is attached as Exhibit 33 hereto and is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 33 . . . . Company Press Release dated July 17, 1998.


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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 20, 1998


                                     ALLIED LIFE FINANCIAL CORPORATION



                                     By: /s/ WENDELL P. CROSSER
                                         -----------------------------------
                                         Wendell P. Crosser
                                         Vice President and Treasurer